

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2021

W. Troy Rudd
Chief Executive Officer
AECOM
300 South Grand Avenue, 9th Floor
Los Angeles, California 90071

> **Re: AECOM**
> **Form 10-K for the Fiscal Year Ended September 30, 2020**
> **Filed November 19, 2020**
> **Form 10-Q for the Fiscal Period Ended December 31, 2020**
> **Filed February 10, 2021**
> **Form 8-K**
> **Filed February 8, 2021**
> **File No. 000-52423**

Dear Mr. Rudd:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Period Ended December 31, 2020

Consolidated Statements of Cash Flows, page 5

1. Please explain to us the payment for disposal of discontinued operations of $90.159 million in the current quarter ended within investing activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 37

2. In regard to your discussion of net cash of operating activities on page 38, please provide

W. Troy Rudd
AECOM
April 7, 2021
Page 2

        a fuller and more robust analysis of the $214.0 million change in net cash of operating activities between the current and corresponding prior year quarter ended periods. In particular, address the material underlying factors within the items cited contributing to the change. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Quantify variance factors cited pursuant to section 501.04 of the staff's Codification of Financial Reporting Releases for guidance.

Form 8-K Furnished February 8, 2021

Exhibit 99.1, page 1

3.   You present the non-GAAP measure "net service revenue," which you define as revenue, net of subcontractor and other direct costs. Please explain to us (i) why it is appropriate to deduct costs from revenue to arrive at a revenue amount, (ii) what this measure is intended to represent and (iii) how this measure achieves your assertion that it provides investors with a better understanding of your operational performance.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202551-3309 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services